UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ICOSAVAX, INC.

(Name of Subject Company)

ICOSAVAX, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45114M109

(CUSIP Number of Class of Securities)

Adam K. Simpson

President and Chief Executive Officer

Icosavax, Inc.

1930 Boren Ave., Suite 1000

Seattle, Washington 98101

(206) 737-0085

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Daniel E. Rees

Cheston J. Larson

Matthew T. Bush

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, California 92130

(858) 523-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Icosavax, Inc., a Delaware corporation (“Icosavax” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on December 27, 2023, relating to the tender offer (the “Offer”) by Isochrone Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of AstraZeneca Finance and Holdings Inc., a Delaware corporation (“Parent”), a wholly owned subsidiary of AstraZeneca plc, to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Shares”), at a purchase price equal to (i) $15.00 per Share in cash, subject to applicable withholding taxes and without interest, plus (ii) one non-transferable contingent value right per Share representing the right to receive a contingent payment of up to $5.00, in cash, subject to any applicable withholding taxes and without interest, on the achievement of the specified milestones on or prior to the applicable outside date, on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 27, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the SEC on December 27, 2023. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9, as amended, is hereby amended and supplemented by adding the following new subsection before the final subsection entitled “Item 8. Additional Information – Cautionary Note Regarding Forward-Looking Statements”:

Final Results of the Offer and Completion of the Merger

The Offer and related withdrawal rights expired as scheduled at one minute after 11:59 p.m., New York City time, on February 16, 2024 (such date and time, the “Expiration Time”), and the Offer was not extended. Merger Sub was advised by Equiniti Trust Company, LLC, the depositary for the Offer, that, as of the Expiration Time, a total of 35,912,932 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 70.7% of the outstanding Shares as of the Expiration Time. As of the Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition (as defined in the Merger Agreement), and all other conditions to the Offer were satisfied. Promptly after the expiration of the Offer, Merger Sub accepted all Shares validly tendered and not validly withdrawn pursuant to the Offer and will promptly pay for all Shares accepted pursuant to the Offer.

Parent completed the acquisition of the Company on February 19, 2024, by consummating the Merger pursuant to the Merger Agreement without a vote of the Company stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, Merger Sub was merged with and into the Company, the separate existence of Merger Sub ceased and the Company continued as the Surviving Corporation and a wholly owned subsidiary of Parent. Each Share issued and outstanding immediately prior to the Effective Time (excluding Shares owned by Parent, Merger Sub or the Company, or by any direct or indirect wholly owned subsidiary of Parent or Merger Sub, any Shares irrevocably accepted for payment pursuant to the Offer, and any Shares held by stockholders who are entitled to demand, and who shall have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance with Section 262 of the DGCL), was canceled and extinguished and automatically converted into the right to receive the Merger Consideration, without interest thereon and subject to any applicable withholding tax.

Following the consummation of the Merger, the Shares will be delisted from The Nasdaq Global Select Market, and trading of Shares is expected to be suspended effective prior to the open of trading on February 20, 2024. Parent and Merger Sub intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On February 19, 2024, Parent issued a press release announcing the expiration and results of the Offer and the completion of the acquisition of the Company. The full text of the press release is included as Exhibit (a)(5)(N) hereto and is incorporated herein by reference.

Item 9.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(N)	Press Release issued by AstraZeneca plc, dated February 19, 2024 (incorporated by reference to Exhibit (a)(5)(H) to Amendment No. 4 to the Schedule TO filed by AstraZeneca plc, Parent and Merger Sub with the SEC on February 20, 2024).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Icosavax, Inc.

By:	/s/ Thomas Russo
Name: Thomas Russo
Title: Chief Financial Officer

Dated: February 20, 2024